CONFIDENTIAL TREATMENT OF

CERTAIN DESIGNATED PORTIONS

OF THIS LETTER HAS BEEN

REQUESTED BY MORGAN

STANLEY. SUCH CONFIDENTIAL

PORTIONS HAVE BEEN OMITTED,

AS INDICATED BY [*] IN THE TEXT,

AND SUBMITTED TO THE

COMMISSION.

February 22, 2010

By U.S. Mail & Facsimile to 202-772-9209

Mr. Robert Telewicz

Senior Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Re:	Form 10-K for Fiscal Year Ended November 30, 2008 filed January 29, 2009
Form 10-Q for Quarterly Period Ended March 31, 2009 filed May 7, 2009
File No. 001-11758

Dear Mr. Telewicz:

Morgan Stanley (the “Company”) is pleased to supplement its February 8, 2010 response to your letter of December 29, 2009, concerning its Annual Report on Form 10-K for the fiscal year ended November 30, 2008 and its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009. In consideration of our telephone conversation of February 18, 2010, we have prepared, in Appendix 1, draft disclosures that will appear in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 to address your comments.

*        *        *        *        *

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please feel free to contact me at 212-761-6686 if you would like further clarification or additional information.

Sincerely,

/s/ Paul C. Wirth
Paul C. Wirth
Finance Director and Controller

cc:	Ruth Porat, Chief Financial Officer
Jennifer Monick, Securities & Exchange Commission
Gregory G. Weaver, Deloitte & Touche LLP
James V. Schnurr, Deloitte & Touche LLP

Appendix 1

[*]

3